Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 12, 2010
Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ply Gem Industries, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Ply Gem Industries, Inc., a Delaware corporation (the “Company”), and Ply Gem Holdings, Inc. and the subsidiaries of the Company (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, of the offer to exchange $150,000,000 aggregate principal amount of the Company’s 13 1/8% Senior Subordinated Notes due 2014 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $10,695.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or me at (212) 373-3586.

Very truly, yours,

/s/ Krista A. McDonough

Krista A. McDonough

cc:           Tim Johnson, Esq.
Ply Gem Industries, Inc.
John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP